Exhibit 99.1

Fourth Quarter 2024 Earnings Release

Scotiabank reports fourth quarter and 2024 results

Scotiabank’s 2024 audited annual consolidated financial statements and accompanying Management’s Discussion & Analysis (MD&A) are available at www.scotiabank.com along with the supplementary financial information and regulatory capital disclosure reports, which include fourth quarter financial information. All amounts are in Canadian dollars and are based on our audited annual consolidated financial statements and accompanying MD&A for the year ended October 31, 2024 and related notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Additional information related to the Bank, including the Bank’s Annual Information Form, can be found on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Fiscal 2024 Highlights on a Reported Basis

(versus Fiscal 2023)

•	Net income of $7,892 million, compared to $7,450 million

•	Earnings per share (diluted) of $5.87, compared to $5.72

•	Return on equity(1) of 10.2%, compared to 10.3%

Fiscal 2024 Highlights on an Adjusted Basis(2)

(versus Fiscal 2023)

•	Net income of $8,627 million, compared to $8,363 million

•	Earnings per share (diluted) of $6.47, compared to $6.48

•	Return on equity of 11.3%, compared to 11.6%

Fourth Quarter 2024 Highlights on a Reported Basis

(versus Q4 2023)

•	Net income of $1,689 million, compared to $1,354 million

•	Earnings per share (diluted) of $1.22, compared to $0.99

•	Return on equity of 8.3%, compared to 7.0%

Fourth Quarter 2024 Highlights on an Adjusted Basis(2)

(versus Q4 2023)

•	Net income of $2,119 million, compared to $1,643 million

•	Earnings per share (diluted) of $1.57, compared to $1.23

•	Return on equity of 10.6%, compared to 8.7%

Fiscal 2024 Performance versus Medium-Term Financial Objectives

The following table provides a summary of our 2024 performance against our medium-term financial objectives(3):

Medium-Term Objectives	Fiscal 2024 Results
	Reported	Adjusted(2)
Diluted earnings per share growth of 7%+	2.6%	(0.2)%
Return on equity of 14%+	10.2%	11.3%
Achieve positive operating leverage(1)	Positive 1.5%	Positive 2.3%
Maintain strong capital ratios	CET1 capital ratio(4) of 13.1%	N/A

TORONTO, December 3, 2024 — Scotiabank reported net income of $7,892 million for the fiscal year 2024, compared with net income of $7,450 million in 2023. Diluted earnings per share (EPS) were $5.87, compared to $5.72 in the previous year. Return on equity was 10.2%, compared to 10.3% in the previous year.

Reported net income for the fourth quarter ended October 31, 2024 was $1,689 million compared to $1,354 million in the same period last year. Diluted EPS were $1.22, compared to $0.99 in the same period a year ago. Return on equity was 8.3% compared to 7.0% a year ago.

This quarter’s net income included adjusting items of $430 million after-tax. These included impairment charges of $379 million related to the Bank’s investment in associate with Bank of Xi’an Co Ltd. in China, as well as certain software intangible assets, and severance provisions of $38 million related to the Bank’s continued efforts to focus on operational excellence.

Adjusted net income(2) was $8,627 million for the fiscal year 2024, up from $8,363 million in the previous year and adjusted diluted EPS were $6.47 versus $6.48 in the previous year. Adjusted return on equity was 11.3% compared to 11.6% in the previous year.

Adjusted net income(2) for the fourth quarter ended October 31, 2024 was $2,119 million and adjusted diluted EPS were $1.57, compared to $1.23 last year. Adjusted return on equity was 10.6% compared to 8.7% a year ago.

“2024 was a foundational year for Scotiabank as we launched and made early progress against our new strategy. The Bank delivered solid revenue growth and positive full year operating leverage, while redeploying capital to our priority markets across the North American corridor,” said Scott Thomson, President and Chief Executive Officer of Scotiabank.

(1)

Refer to page 132 of the Management’s Discussion & Analysis in the Bank’s 2024 Annual Report, available on www.sedarplus.ca, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(2)	Refer to Non-GAAP Measures section starting on page 21.
(3)	Refer to the Risk Management section in the MD&A in the Bank’s 2024 Annual Report for further discussion on the Bank’s risk management framework.
(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).

Scotiabank Fourth Quarter Press Release 2024	1

Canadian Banking delivered adjusted earnings(2) of $4,277 million in 2024, up 7% from the prior year. Revenue was supported by double-digit growth in net interest income from volume growth and margin expansion. Expenses were well-managed, resulting in positive operating leverage for the year.

International Banking generated adjusted earnings(2) of $2,862 million in 2024, up 11% year-over-year. Solid revenue growth, driven by margin expansion, continued expense discipline and the favourable impact of foreign exchange, were partly offset by higher provision for credit losses. Strong positive operating leverage of 5% reflected the significant impact of productivity initiatives in the region.

Global Wealth Management generated adjusted earnings(2) of $1,612 million in 2024, up 10% year-over-year. The business delivered strong revenue growth driven by fee revenue from assets under management of $373 billion, up 18% year-over-year, and higher net interest income across our Canadian and International Wealth businesses.

Global Banking and Markets reported earnings of $1,688 million in 2024. Higher fee revenue and lower provision for credit losses were more than offset by lower net interest income driven by lower loan balances and higher expenses to support business growth.

The Bank reported a Common Equity Tier 1 (CET1) capital ratio(4) of 13.1%, up from 13.0% last year and continued to maintain strong liquidity metrics.

“While I am encouraged by our strategic progress to date, there is significant work ahead as we focus on client primacy initiatives to drive enhanced profitability across our businesses. I am confident that we are on track to achieve the targets we laid out at our Investor Day for 2025,” continued Mr. Thomson. “I would like to thank our global team of Scotiabankers for their efforts and contributions as we continue to execute on our enterprise strategy in the coming year.”

2	Scotiabank Fourth Quarter Press Release 2024

Financial Highlights

	As at and for the three months ended			As at and for the year ended
(Unaudited)	October 31 2024(1)	July 31 2024(1)	October 31 2023(1)	October 31 2024(1)	October 31 2023(1)
Operating results ($ millions)
Net interest income	4,923	4,862	4,666	19,252	18,262
Non-interest income	3,603	3,502	3,606	14,418	13,952
Total revenue	8,526	8,364	8,272	33,670	32,214
Provision for credit losses	1,030	1,052	1,256	4,051	3,422
Non-interest expenses	5,296	4,949	5,527	19,695	19,121
Income tax expense	511	451	135	2,032	2,221
Net income	1,689	1,912	1,354	7,892	7,450
Net income attributable to common shareholders	1,521	1,756	1,214	7,286	6,919

Operating performance
Basic earnings per share ($)	1.23	1.43	1.01	5.94	5.78
Diluted earnings per share ($)	1.22	1.41	0.99	5.87	5.72
Return on equity (%)(2)	8.3	9.8	7.0	10.2	10.3
Return on tangible common equity (%)(3)	10.1	11.9	8.8	12.6	12.9
Productivity ratio (%)(2)	62.1	59.2	66.8	58.5	59.4
Operating leverage (%)(2)				1.5	(9.3)
Net interest margin (%)(3)	2.15	2.14	2.15	2.16	2.12

Financial position information ($ millions)
Cash and deposits with financial institutions	63,860	58,329	90,312
Trading assets	129,727	133,999	117,868
Loans	760,829	759,211	750,911
Total assets	1,412,027	1,402,366	1,411,043
Deposits	943,849	949,201	952,333
Common equity	73,590	72,725	68,767
Preferred shares and other equity instruments	8,779	8,779	8,075
Assets under administration(2)	771,454	760,975	673,550
Assets under management(2)	373,030	363,933	316,604

Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)(4)	13.1	13.3	13.0
Tier 1 capital ratio (%)(4)	15.0	15.3	14.8
Total capital ratio (%)(4)	16.7	17.1	17.2
Total loss absorbing capacity (TLAC) ratio (%)(5)	29.7	29.1	30.6
Leverage ratio (%)(6)	4.4	4.5	4.2
TLAC Leverage ratio (%)(5)	8.8	8.5	8.6
Risk-weighted assets ($ millions)(4)	463,992	453,658	440,017
Liquidity coverage ratio (LCR) (%)(7)	131	133	136
Net stable funding ratio (NSFR) (%)(8)	119	117	116

Credit quality
Net impaired loans ($ millions)	4,685	4,449	3,845
Allowance for credit losses ($ millions)(9)	6,736	6,860	6,629
Gross impaired loans as a % of loans and acceptances(2)	0.88	0.84	0.74
Net impaired loans as a % of loans and acceptances(2)	0.61	0.58	0.50
Provision for credit losses as a % of average net loans and acceptances (annualized)(2)(10)	0.54	0.55	0.65	0.53	0.44
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized)(2)(10)	0.55	0.51	0.42	0.52	0.35
Net write-offs as a % of average net loans and acceptances (annualized)(2)	0.51	0.45	0.35	0.46	0.32

Adjusted results(3)
Adjusted net income ($ millions)	2,119	2,191	1,643	8,627	8,363
Adjusted diluted earnings per share ($)	1.57	1.63	1.23	6.47	6.48
Adjusted return on equity (%)	10.6	11.3	8.7	11.3	11.6
Adjusted return on tangible common equity (%)	12.8	13.7	10.8	13.7	14.4
Adjusted productivity ratio (%)	56.1	56.0	59.7	56.1	57.3
Adjusted operating leverage (%)				2.3	(8.5)

Common share information
Closing share price ($)(TSX)	71.69	64.47	56.15
Shares outstanding (millions)
Average – Basic	1,238	1,230	1,206	1,226	1,197
Average – Diluted	1,243	1,235	1,211	1,232	1,204
End of period	1,244	1,237	1,214
Dividends paid per share ($)	1.06	1.06	1.06	4.24	4.18
Dividend yield (%)(2)	6.3	6.6	7.0	6.5	6.5
Market capitalization ($ millions) (TSX)	89,214	79,771	68,169
Book value per common share ($)(2)	59.14	58.78	56.64
Market value to book value multiple(2)	1.2	1.1	1.0
Price to earnings multiple (trailing 4 quarters)(2)	12.0	11.3	9.7

Other information
Employees (full-time equivalent)	88,488	89,239	89,483
Branches and offices	2,236	2,279	2,379

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual report for details.

(2)

Refer to page 132 of the Management’s Discussion & Analysis in the Bank’s 2024 Annual Report, available on www.sedarplus.ca, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(3)	Refer to Non-GAAP Measures section starting on page 21.
(4)

Commencing Q1 2024, regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). 2023 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023).

(5)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(6)	The leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).
(7)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(8)	This measure has been disclosed in this document in accordance with OSFI Guideline - Net Stable Funding Ratio Disclosure Requirements (January 2021).
(9)	Includes allowance for credit losses on all financial assets - loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(10)	Includes provision for credit losses on certain financial assets - loans, acceptances, and off-balance sheet exposures.

Scotiabank Fourth Quarter Press Release 2024	3

Impact of Foreign Currency Translation

	Average exchange rate			% Change
For the three months ended	October 31 2024	July 31 2024	October 31 2023	October 31, 2024 vs. July 31, 2024	October 31, 2024 vs. October 31, 2023
U.S. dollar/Canadian dollar	0.732	0.730	0.736	0.3%	(0.5)%
Mexican Peso/Canadian dollar	14.257	12.915	12.850	10.4%	10.9%
Peruvian Sol/Canadian dollar	2.748	2.745	2.766	0.1%	(0.7)%
Colombian Peso/Canadian dollar	3,056.235	2,910.022	3,017.319	5.0%	1.3%
Chilean Peso/Canadian dollar	681.854	676.938	655.072	0.7%	4.1%

	Average exchange rate		% Change
For the year ended	October 31 2024	October 31 2023	October 31, 2024 vs. October 31, 2023
U.S. dollar/Canadian dollar	0.735	0.742	(0.9)%
Mexican Peso/Canadian dollar	13.091	13.424	(2.5)%
Peruvian Sol/Canadian dollar	2.757	2.788	(1.1)%
Colombian Peso/Canadian dollar	2,943.081	3,309.943	(11.1)%
Chilean Peso/Canadian dollar	682.082	624.816	9.2%

	For the three months ended		For the year ended
Impact on net income(1) ($ millions except EPS)	October 31, 2024 vs. October 31, 2023	October 31, 2024 vs. July 31, 2024	October 31, 2024 vs. October 31, 2023
Net interest income	$(76)	$(68)	$(31)
Non-interest income(2)	(33)	(54)	243

Total revenue	(109)	(122)	212
Non-interest expenses	44	49	(70)
Other items (net of tax)(2)	29	33	(56)

Net income	$(36)	$(40)	$86

Earnings per share (diluted)	$(0.03)	$(0.03)	$0.07

Impact by business line ($ millions)
Canadian Banking	$1	$—	$2
International Banking(2)	(24)	(25)	90
Global Wealth Management	(4)	(3)	—
Global Banking and Markets	(1)	(2)	5
Other(2)	(8)	(10)	(11)

Net income	$(36)	$(40)	$86

(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

4	Scotiabank Fourth Quarter Press Release 2024

Adoption of IFRS 17

On November 1, 2023, the Bank adopted IFRS 17 Insurance Contracts, which provides a comprehensive principle-based framework for the recognition, measurement, presentation, and disclosure of insurance contracts and replaces IFRS 4, the previous accounting standard for insurance contracts. As required by the standard, the Bank adopted IFRS 17 on a retrospective basis, restating the results from the transition date of November 1, 2022. Accordingly, results for fiscal 2023 have been restated to reflect the IFRS 17 basis of accounting for insurance contracts. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

Group Financial Performance

Net income

Q4 2024 vs Q4 2023

Net income was $1,689 million compared to $1,354 million, an increase of 25%. The increase was driven mainly by higher net interest income and lower provision for credit losses and non-interest expenses, partly offset by higher provision for income taxes. Adjusted net income was $2,119 million compared to $1,643 million, an increase of 29%, due mainly to higher revenues and lower provision for credit losses, partly offset by higher provision for income taxes.

Q4 2024 vs Q3 2024

Net income was $1,689 million compared to $1,912 million, a decrease of 12%. The decrease was due mainly to higher non-interest expenses and provision for income taxes, partly offset by higher revenues. Adjusted net income was $2,119 million compared to $2,191 million, a decrease of 3%, due mainly to higher provision for income taxes.

Total revenue

Q4 2024 vs Q4 2023

Revenues were $8,526 million compared to $8,272 million, an increase of 3%. Adjusted revenues were $8,526 million compared to $7,905 million, an increase of 8%.

Net interest income was $4,923 million, an increase of $257 million or 6%, due primarily to loan growth inclusive of the conversion of bankers’ acceptances to loans resulting from the cessation of CDOR in June 2024 (“BA conversion”). This was partly offset by the negative impact of foreign currency translation. The net interest margin was 2.15%, in line with the prior year.

Non-interest income was $3,603 million, a decrease of $3 million. Adjusted non-interest income was $3,603 million, an increase of $364 million or 11%. The increase was due mainly to higher trading revenues, wealth management revenues, other fees and commissions, and insurance revenue, partly offset by lower bankers’ acceptance fees related to the BA conversion, as well as the negative impact of foreign currency translation.

Q4 2024 vs Q3 2024

Revenues were $8,526 million compared to $8,364 million, an increase of 2%. Adjusted revenues were $8,526 million compared to $8,507 million.

Net interest income increased $61 million or 1%, due mainly to loan growth inclusive of the impact of BA conversion, partly offset by the negative impact of foreign currency translation. The net interest margin increased one basis point driven mainly by a higher contribution from asset/liability management activities related to lower funding costs and lower losses from hedges, partly offset by lower margins in Canadian Banking, and lower levels of higher yielding loans in International Banking.

Non-interest income increased $101 million or 3%. Adjusted non-interest income declined $42 million or 1%. The decrease was due mainly to lower bankers’ acceptance fees related to the BA conversion, lower underwriting and advisory fees, and the negative impact of foreign currency translation, partly offset by higher other fees and commissions, higher trading revenues, and higher wealth management revenues.

Provision for credit losses

Q4 2024 vs Q4 2023

The provision for credit losses was $1,030 million, compared to $1,256 million, a decrease of $226 million. The provision for credit losses ratio decreased 11 basis points to 54 basis points.

The provision for credit losses on performing loans was a net reversal of $13 million, compared to a provision taken of $454 million. The provision reversal this period was driven by retail credit migration to impaired, mainly in Mexico and Peru, as well as the impact of interest rate cuts, mainly on the mortgage and auto loan portfolios in Canada, and the improved macroeconomic outlook. This was partly offset by credit migration in the commercial and corporate portfolios and retail unsecured lines. The higher provision last year was driven primarily by the unfavourable macroeconomic outlook and uncertainty, resulting in migration in retail and certain sectors in commercial and corporate portfolios.

The provision for credit losses on impaired loans was $1,043 million, compared to $802 million, an increase of $241 million or 30% due primarily to higher formations in Canadian Banking retail and commercial portfolios. There were also higher formations in International Banking retail portfolios, mostly in Mexico, Chile and Colombia. The provision for credit losses ratio on impaired loans was 55 basis points, an increase of 13 basis points.

Q4 2024 vs Q3 2024

The provision for credit losses decreased $22 million from $1,052 million, primarily in International Banking. The provision for credit losses ratio decreased one basis point to 54 basis points.

The provision for credit losses on performing loans was a net reversal of $13 million, compared to a provision taken of $82 million, a decrease of $95 million. The decrease was mostly in Canadian Banking reflecting the favorable impact of interest rate cuts and the improved macroeconomic outlook relating to the commercial portfolio. This was partly offset by credit migration in the commercial and corporate portfolios and retail unsecured lines.

The provision for credit losses on impaired loans was $1,043 million, compared to $970 million, an increase of $73 million or 8%, due primarily to higher formations in Canadian Banking retail and commercial portfolios. This was partly offset by lower retail provisions in International Banking, mainly in Colombia, Chile and Peru due to lower formations. The provision for credit losses ratio on impaired loans was 55 basis points, an increase of four basis points.

Scotiabank Fourth Quarter Press Release 2024	5

Non-interest expenses

Q4 2024 vs Q4 2023

Non-interest expenses were $5,296 million, a decrease of 4%. Adjusted non-interest expenses were $4,784 million, an increase of $63 million or 1%, driven by higher performance-based compensation, technology-related costs, personnel costs, advertising costs, and business and capital taxes. This was partly offset by the favourable impact of foreign currency translation, lower communications expenses and share-based compensation.

The productivity ratio was 62.1% compared to 66.8%. The adjusted productivity ratio was 56.1% compared to 59.7%.

Q4 2024 vs Q3 2024

Non-interest expenses increased by $347 million or 7%. Adjusted non-interest expenses increased marginally by $21 million. The increase was due to higher technology-related costs, performance-based compensation, advertising, and professional fees. Partly offsetting were lower other employee benefits and the favourable impact of foreign currency translation.

The productivity ratio was 62.1% compared to 59.2%. The adjusted productivity ratio was 56.1% compared to 56.0%.

Provision for income taxes

Q4 2024 vs Q4 2023

The effective tax rate was 23.2% compared to 9.1% due primarily to lower tax-exempt income, lower income in lower tax jurisdictions, and the benefit of divestitures in the prior year. The lower tax-exempt income reflects the impact of the denial of the dividend received deduction measure enacted during the year as part of Federal Budget Implementation Act Bill C-59. In line with the provisions of this measure, effective January 1, 2024, the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property. On an adjusted basis, the effective rate was 21.8% compared to 14.8% due primarily to lower tax-exempt income and lower income in lower tax jurisdictions.

Q4 2024 vs Q3 2024

The effective tax rate was 23.2% compared to 19.1% due primarily to the impairment charge on Bank of Xi’an Co. Ltd, lower income in lower tax jurisdictions and adjustments related to prior year taxes. This was partly offset by higher non-deductible expenses in the prior quarter. On an adjusted basis, the effective tax rate was 21.8% compared to 18.6% due primarily to lower income in lower tax jurisdictions and adjustments related to prior year taxes.

Capital Ratios

The Bank continues to maintain strong, high quality capital levels which position it well for future business growth and opportunities. The CET1 ratio as at October 31, 2024 was 13.1%, an increase of approximately 10 basis points from the prior year. The ratio benefited from internal capital generation, share issuances under the Bank’s Shareholder Dividend and Share Purchase Plan, and revaluation gains on FVOCI securities, partly offset by the adoption impacts from the revised Basel III FRTB market and CVA capital requirements, RWA growth and the Bank’s initial investment in KeyCorp.

The Bank’s Tier 1 capital ratio was 15.0% as at October 31, 2024, an increase of approximately 20 basis points from the prior year, due primarily to the above noted impacts to the CET1 ratio and a U.S. $750 million issuance of Limited Recourse Capital Notes partly offset by a redemption of $300 million of preferred shares.

The Bank’s Total capital ratio was 16.7% as at October 31, 2024, a decrease of approximately 50 basis points from 2023, due primarily to redemptions of $3.25 billion of subordinated debentures, partly offset by the issuance of $1 billion of subordinated debentures and the above noted impacts to the Tier 1 capital ratio.

The TLAC ratio was 29.7% as at October 31, 2024, a decrease of approximately 90 basis points from the prior year, primarily from higher RWA.

The Leverage ratio was 4.4% as at October 31, 2024, an increase of 20 basis points from the prior year, due primarily to growth in Tier 1 capital.

The TLAC Leverage ratio was 8.8%, an increase of approximately 20 basis points from 2023, due primarily to higher available TLAC.

The Bank’s capital, leverage and TLAC ratios continue to be in excess of OSFI’s minimum capital ratio requirements for 2024. In 2025, the Bank will continue to maintain strong capital ratios, continuing to optimize capital deployment in line with its strategic plans while absorbing the impact of the Bank’s increased investment in KeyCorp.

6	Scotiabank Fourth Quarter Press Release 2024

Business Segment Review

Canadian Banking

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(2)	October 31 2024(1)	July 31 2024(1)	October 31 2023(1)	October 31 2024(1)	October 31 2023(1)
Reported Results
Net interest income	$2,803	$2,752	$2,563	$10,842	$9,761
Non-interest income(3)	684	728	749	2,848	3,046

Total revenue	3,487	3,480	3,312	13,690	12,807
Provision for credit losses	450	435	700	1,691	1,443
Non-interest expenses	1,576	1,526	1,513	6,118	5,866
Income tax expense	400	409	306	1,607	1,514

Net income	$1,061	$1,110	$793	$4,274	$3,984

Net income attributable to equity holders of the Bank	$1,061	$1,110	$793	$4,274	$3,984

Other financial data and measures
Return on equity(4)	19.8%	21.5%	16.7%	20.8%	21.1%
Net interest margin(4)	2.47%	2.52%	2.47%	2.53%	2.34%
Average assets ($ billions)	$457	$451	$447	$449	$450
Average liabilities ($ billions)	$385	$389	$386	$389	$372

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

(2)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2024 Annual Report to Shareholders.
(3)

Includes net income from investments in associated corporations for the three months ended October 31, 2024 - $(2) (July 31, 2024 - $nil; October 31, 2023 - $24) and for the year ended October 31, 2024 - $(9) (October 31, 2023 - $72).

(4)	Refer to Non-GAAP Measures starting on page 21.

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)	October 31 2024(1)	July 31 2024(1)	October 31 2023(1)	October 31 2024(1)	October 31 2023(1)
Adjusted Results(2)
Net interest income	$2,803	$2,752	$2,563	$10,842	$9,761
Non-interest income	684	728	749	2,848	3,046

Total revenue	3,487	3,480	3,312	13,690	12,807
Provision for credit losses	450	435	700	1,691	1,443
Non-interest expenses(3)	1,575	1,525	1,513	6,114	5,862
Income tax expense	400	409	306	1,608	1,515

Net income	$1,062	$1,111	$793	$4,277	$3,987

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

(2)	Refer to Non-GAAP Measures starting on page 21 for the reconciliation of reported and adjusted results.
(3)

Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended October 31, 2024 – $1 (July 31, 2024 – $1; October 31, 2023 – $nil) and for the year ended October 31, 2024 – $4 (October 31, 2023 – $4).

Net income

Q4 2024 vs Q4 2023

Net income attributable to equity holders was $1,061 million, compared to $793 million. Adjusted net income attributable to equity holders was $1,062 million, an increase of $269 million or 34%. The increase was due primarily to lower provision for credit losses and higher revenue, partly offset by higher non-interest expenses.

Q4 2024 vs Q3 2024

Net income attributable to equity holders declined $49 million or 4%. The decline was due primarily to higher non-interest expenses and provision for credit losses, partly offset by higher revenues.

Total revenue

Q4 2024 vs Q4 2023

Revenues were $3,487 million, an increase of $175 million or 5%.

Net interest income of $2,803 million increased $240 million or 9% due primarily to asset and deposit growth, and the benefit from the BA conversion. The net interest margin of 2.47% was unchanged from the prior year, as higher loan margins were largely offset by lower deposit margins, reflecting the impact of Bank of Canada’s recent rate cuts.

Non-interest income of $684 million declined $65 million or 9% due to lower banking fees, including the impact of the BA conversion, and the sale of the Bank’s equity interest in Canadian Tire Financial Services last year, partly offset by higher mutual fund distribution fees and insurance revenue.

Scotiabank Fourth Quarter Press Release 2024	7

Q4 2024 vs Q3 2024

Revenues increased $7 million.

Net interest income increased $51 million or 2% due primarily to loan and deposit growth and the benefit from the BA conversion, partly offset by margin compression. The net interest margin decreased five basis points to 2.47% driven by changes in business mix and lower deposit margins, reflecting the impact of Bank of Canada’s recent rate cuts.

Non-interest income decreased $44 million or 6%. The decrease was due primarily to lower banking fees including the impact of the BA conversion, and elevated private equity gains in the prior quarter, partly offset by higher foreign exchange fees and mutual fund distribution fees.

Provision for credit losses

Q4 2024 vs Q4 2023

The provision for credit losses was $450 million, compared to $700 million. The provision for credit losses ratio decreased 23 basis points to 40 basis points.

The provision for credit losses on performing loans was a net reversal of $11 million, compared to a provision of $414 million. The provision reversal this period was driven by the impact of interest rate cuts, mainly related to mortgages and auto loans. This was partly offset by credit migration in the unsecured lines and commercial portfolio. The higher provision last year was related to retail and commercial portfolios and was due mainly to the unfavourable macroeconomic outlook.

Provision for credit losses on impaired loans was $461 million, compared to $286 million, due primarily to higher retail formations across most products, as well as higher commercial provisions, mainly related to one account. The provision for credit losses ratio on impaired loans was 41 basis points, an increase of 15 basis points.

Q4 2024 vs Q3 2024

The provision for credit losses was $450 million, compared to $435 million. The provision for credit losses ratio increased one basis point to 40 basis points.

The provision for credit losses on performing loans was a net reversal of $11 million, compared to a provision of $97 million. The provision reversal this period was driven by the impact of interest rate cuts, mainly related to mortgages and auto loans and the favourable macroeconomic outlook relating to the commercial portfolio. This was partly offset by credit migration in the unsecured lines and commercial portfolio.

Provision for credit losses on impaired loans was $461 million, compared to $338 million, driven primarily by higher retail formations across most products, as well as higher commercial provisions, mainly related to one account. The provision for credit losses ratio on impaired loans was 41 basis points, an increase of 11 basis points.

Non-interest expenses

Q4 2024 vs Q4 2023

Non-interest expenses were $1,576 million, an increase of $63 million or 4%, due primarily to higher technology, professional, advertising, and business development costs to support the Bank’s strategy and drive business growth.

Q4 2024 vs Q3 2024

Non-interest expenses increased by $50 million or 3%, due primarily to higher advertising and business development costs, professional fees, and personnel costs to support the Bank’s strategy and drive business growth.

Provision for income taxes

The effective tax rate was 27.4% for the quarter, compared to 27.8% in the prior year and 26.9% in the prior quarter.

Average assets

Q4 2024 vs Q4 2023

Average assets increased $10 billion to $457 billion. The growth included $5 billion or 6% in business loans and acceptances, $4 billion or 1% in residential mortgages, $1 billion or 12% in credit card loans, and $1 billion or 1% in personal loans.

Q4 2024 vs Q3 2024

Average assets increased $6 billion or 1%. The growth included $4 billion or 1% in residential mortgages, and $1 billion or 1% in business loans and acceptances.

Average liabilities

Q4 2024 vs Q4 2023

Average liabilities decreased $1 billion to $385 billion. The decrease was due primarily to a reduction of $29 billion in bankers’ acceptances liabilities, partly offset by growth of $15 billion or 11% in non-personal deposits, primarily in demand accounts, and $11 billion or 5% in personal deposits, primarily in term products.

Q4 2024 vs Q3 2024

Average liabilities decreased $4 billion or 1%. The decrease was due primarily to a reduction of $12 billion in bankers’ acceptances liabilities, partly offset by growth of $4 billion or 3% in non-personal deposits, primarily in demand accounts, and $4 billion or 2% in personal deposits, in both term and demand accounts.

8	Scotiabank Fourth Quarter Press Release 2024

International Banking

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(2)	October 31 2024(1)	July 31 2024(1)	October 31 2023(1)	October 31 2024(1)	October 31 2023(1)
Reported Results
Net interest income	$2,151	$2,231	$2,130	$8,889	$8,131
Non-interest income(3)	736	776	650	3,100	2,910

Total revenue	2,887	3,007	2,780	11,989	11,041
Provision for credit losses	556	589	512	2,285	1,868
Non-interest expenses	1,486	1,537	1,520	6,131	5,919
Income tax expense	173	177	168	734	699

Net income	$672	$704	$580	$2,839	$2,555

Net income attributable to non-controlling interest in subsidiaries	$44	$35	$32	$125	$106
Net income attributable to equity holders of the Bank	$628	$669	$548	$2,714	$2,449

Other financial data and measures
Return on equity(4)	13.3%	14.0%	12.1%	14.2%	12.9%
Net interest margin(4)	4.42%	4.42%	4.17%	4.42%	4.09%
Average assets ($ billions)	$225	$234	$238	$232	$237
Average liabilities ($ billions)	$172	$180	$184	$180	$179

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

(2)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2024 Annual Report to Shareholders.
(3)

Includes net income from investments in associated corporations for the three months ended October 31, 2024 - $65 (July 31, 2024 - $66; October 31, 2023 - $56) and for the year ended October 31, 2024 - $248 (October 31, 2023 - $250).

(4)	Refer to Non-GAAP Measures starting on page 21.

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)	October 31 2024(1)	July 31 2024(1)	October 31 2023(1)	October 31 2024(1)	October 31 2023(1)
Adjusted Results(2)
Net interest income	$2,151	$2,231	$2,130	$8,889	$8,131
Non-interest income	736	776	650	3,100	2,910

Total revenue	2,887	3,007	2,780	11,989	11,041
Provision for credit losses	556	589	512	2,285	1,868
Non-interest expenses(3)	1,477	1,530	1,510	6,099	5,878
Income tax expense	176	179	170	743	710

Net income	$678	$709	$588	$2,862	$2,585

Net income attributable to non-controlling interest in subsidiaries	$44	$35	$32	$125	$106
Net income attributable to equity holders of the Bank	$634	$674	$556	$2,737	$2,479

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

(2)	Refer to Non-GAAP Measures starting on page 21 for the reconciliation of reported and adjusted results.
(3)

Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended October 31, 2024 – $9 (July 31, 2024– $7; October 31, 2023 – $10) and for the year ended October 31, 2024 – $32 (October 31, 2023 – $41).

Net income

Q4 2024 vs Q4 2023

Net income attributable to equity holders increased $80 million to $628 million. Adjusted net income attributable to equity holders increased $78 million to $634 million. The increase was driven by higher non-interest income, lower non-interest expenses and higher net interest income, partly offset by higher provision for credit losses, the negative impact of foreign currency translation and higher provision for income taxes.

Q4 2024 vs Q3 2024

Net income attributable to equity holders decreased $41 million or 6%. Adjusted net income attributable to equity holders decreased $40 million or 6%. Lower net interest income, non-interest income, and the negative impact of foreign currency translation partly offset by lower non-interest expenses, provision for credit losses and provision for income taxes.

Scotiabank Fourth Quarter Press Release 2024	9

Financial Performance on a Constant Dollar Basis

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure (refer to Non-GAAP Measures starting on page 21). Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. The tables below are computed on a basis that is different than the “Impact of foreign currency translation” table on page 4. Ratios are on a reported basis.

The discussion below on the results of operations is on a constant dollar basis.

Reported results on a constant dollar basis

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)	October 31 2024(1)	July 31 2024(1)	October 31 2023(1)	October 31 2024(1)	October 31 2023(1)
Constant dollars – Reported
Net interest income	$2,151	$2,163	$2,054	$8,889	$8,103
Non-interest income	736	754	635	3,100	3,074

Total revenue	2,887	2,917	2,689	11,989	11,177
Provision for credit losses	556	569	496	2,285	1,872
Non-interest expenses	1,486	1,486	1,469	6,131	5,957
Income tax expense	173	174	162	734	716

Net income	$672	$688	$562	$2,839	$2,632

Net income attributable to non-controlling interest in subsidiaries	$44	$35	$31	$125	$101
Net income attributable to equity holders of the Bank	$628	$653	$531	$2,714	$2,531

Other financial data and measures
Average assets ($ billions)	$225	$227	$231	$232	$234
Average liabilities ($ billions)	$172	$174	$177	$180	$178

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

Adjusted results on a constant dollar basis

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)	October 31 2024(1)	July 31 2024(1)	October 31 2023(1)	October 31 2024(1)	October 31 2023(1)
Constant dollars – Adjusted
Net interest income	$2,151	$2,163	$2,054	$8,889	$8,103
Non-interest income	736	754	635	3,100	3,074

Total revenue	2,887	2,917	2,689	11,989	11,177
Provision for credit losses	556	569	496	2,285	1,872
Non-interest expenses	1,477	1,478	1,460	6,099	5,918
Income tax expense	176	176	164	743	727

Net income	$678	$694	$569	$2,862	$2,660

Net income attributable to non-controlling interest in subsidiaries	$44	$35	$31	$125	$101
Net income attributable to equity holders of the Bank	$634	$659	$538	$2,737	$2,559

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

Net income

Q4 2024 vs Q4 2023

Net income attributable to equity holders was $628 million, up $97 million or 18% and adjusted net income attributable to equity holders was $634 million, up $96 million or 18%. The increase was driven by higher net interest income and non-interest income, partly offset by higher provision for credit losses, non-interest expenses and provision for income taxes.

Q4 2024 vs Q3 2024

Net income attributable to equity holders decreased $25 million or 4%. Adjusted net income attributable to equity holders decreased $25 million or 4%. The decrease was due primarily to lower non-interest income and net interest income, partly offset by lower provision for credit losses.

Total revenue

Q4 2024 vs Q4 2023

Revenues were $2,887 million compared to $2,689 million, an increase of $198 million or 7%.

Net interest income was $2,151 million, an increase of $97 million or 5%, driven by margin expansion. Net interest margin increased by 25 basis points to 4.42%, driven by lower cost of funds and changes in business mix.

10	Scotiabank Fourth Quarter Press Release 2024

Non-interest income was $736 million, an increase of $101 million, driven by higher banking fees in Mexico and higher trading revenues in Chile.

Q4 2024 vs Q3 2024

Revenues decreased $30 million or 1%.

Net interest income decreased by $12 million or 1%, driven mainly by lower volumes in Brazil and Chile. Net interest margin was in line with the prior quarter, as lower funding costs were offset by changes in business mix.

Non-interest income decreased by $18 million or 2%, driven mainly by lower capital markets revenue in Brazil.

Provision for credit losses

Q4 2024 vs Q4 2023

The provision for credit losses was $556 million compared to $496 million, an increase of $60 million. The provision for credit losses ratio increased 18 basis points to 137 basis points.

Provision for credit losses on performing loans was a net reversal of $20 million, compared to a provision of $7 million. The provision reversal this period was driven primarily by retail credit migration to impaired, mainly in Mexico and Peru. This was partly offset by higher commercial provisions due to the continued unfavourable macroeconomic outlook, as well as retail portfolio growth, primarily in Mexico.

Provision for credit losses on impaired loans was $576 million, compared to $489 million, an increase of $87 million, driven by higher retail formations, primarily in Mexico, Chile and Colombia. The provision for credit losses ratio on impaired loans was 142 basis points, an increase of 24 basis points.

Q4 2024 vs Q3 2024

The provision for credit losses was $556 million, compared to $569 million, a decrease of $13 million. The provision for credit losses ratio was 137 basis points, a decrease of two basis points.

Provision for credit losses on performing loans was a net reversal of $20 million, compared to a net reversal of $28 million. The provision reversal this period was driven primarily by retail credit migration to impaired, mainly in Mexico and Peru. This was partly offset by higher commercial provisions due to the continued unfavourable macroeconomic outlook, as well as retail portfolio growth primarily in Mexico.

Provision for credit losses on impaired loans was $576 million, compared to $597 million, a decrease of $21 million due primarily to lower retail provisions driven by lower formations, mostly in Colombia and Chile, partly offset by higher retail provisions in Mexico due to credit migration. The provision for credit losses ratio on impaired loans decreased four basis points to 142 basis points.

Non-interest expenses

Q4 2024 vs Q4 2023

Non-interest expenses were $1,486 million, an increase of $17 million or 1%. Adjusted non-interest expenses were $1,477 million, an increase of $17 million or 1%, driven mainly by higher salaries and employee benefits and premises and depreciation. The business continues to see the benefits of efficiency initiatives.

Q4 2024 vs Q3 2024

Non-interest expenses were $1,486 million. Adjusted non-interest expenses decreased $1 million from $1,478 million, driven by lower salaries and employee benefits, and business expenses from restructuring and savings initiatives, partly offset by higher depreciation and amortization in Mexico.

Provision for income taxes

Q4 2024 vs Q4 2023

The effective tax rate was 20.6%, compared to 22.5%. On an adjusted basis, the effective tax rate was 20.6% compared to 22.6%, due primarily to higher inflationary adjustments in Mexico and Chile this period.

Q4 2024 vs Q3 2024

The effective tax rate was 20.6%, compared to 20.1%, due primarily to changes in the earnings mix.

Average assets

Q4 2024 vs Q4 2023

Average assets were $225 billion, down $6 billion or 3%. Total loans decreased 2%, primarily in Brazil, Peru, and Chile. The decrease included a 7% reduction in business loans, partly offset by an increase of 5% in residential mortgages.

Q4 2024 vs Q3 2024

Average assets were $225 billion, down $2 billion or 1%. Loans decreased 1%, primarily in Mexico and Peru. The decrease included a 2% reduction in business loans, partly offset by an increase of 1% in residential mortgages.

Average liabilities

Q4 2024 vs Q4 2023

Average liabilities were $172 billion, down $5 billion or 3%. Other liabilities decreased by $3 billion or 6% and total deposits decreased by $2 billion or 1%, primarily in Brazil, partly offset by Peru and Colombia. The decrease included a 3% reduction in non-personal deposits, partly offset by an increase of 1% in personal deposits.

Q4 2024 vs Q3 2024

Average liabilities were $172 billion, down $2 billion or 1%. Total deposits decreased by $3 billion or 2%, primarily in Mexico and Colombia. The decrease included 3% in non-personal deposits.

Scotiabank Fourth Quarter Press Release 2024	11

Global Wealth Management

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	October 31 2024	July 31 2024	October 31 2023	October 31 2024	October 31 2023
Reported Results
Net interest income	$245	$245	$213	$936	$842
Non-interest income	1,265	1,228	1,119	4,826	4,449

Total revenue	1,510	1,473	1,332	5,762	5,291
Provision for credit losses	5	10	5	27	10
Non-interest expenses	938	915	887	3,610	3,350
Income tax expense	145	137	111	539	491

Net income	$422	$411	$329	$1,586	$1,440

Net income attributable to non-controlling interest in subsidiaries	$2	$3	$2	$10	$9
Net income attributable to equity holders of the Bank	$420	$408	$327	$1,576	$1,431

Other financial data and measures
Return on equity(2)	16.3%	15.9%	13.2%	15.4%	14.6%
Assets under administration ($ billions)	$704	$694	$610	$704	$610
Assets under management ($ billions)	$373	$364	$317	$373	$317

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2024 Annual Report to Shareholders.
(2)	Refer to Non-GAAP Measures starting on page 21.

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)	October 31 2024	July 31 2024	October 31 2023	October 31 2024	October 31 2023
Adjusted Results(1)
Net interest income	$245	$245	$213	$936	$842
Non-interest income	1,265	1,228	1,119	4,826	4,449

Total revenue	1,510	1,473	1,332	5,762	5,291
Provision for credit losses	5	10	5	27	10
Non-interest expenses(2)	929	906	878	3,574	3,314
Income tax expense	148	139	114	549	501

Net income	$428	$418	$335	$1,612	$1,466

Net income attributable to non-controlling interest in subsidiaries	$2	$3	$2	$10	$9
Net income attributable to equity holders of the Bank	$426	$415	$333	$1,602	$1,457

(1)	Refer to Non-GAAP Measures starting on page 21 for the reconciliation of reported and adjusted results.
(2)

Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended October 31, 2024 – $9 (July 31, 2024 – $9; October 31, 2023 – $9) and for the year ended October 31, 2024 – $36 (October 31, 2023 – $36).

Net income

Q4 2024 vs Q4 2023

Net income attributable to equity holders was $420 million, an increase of $93 million or 29%. Adjusted net income attributable to equity holders was $426 million, up $93 million or 28%. The increase was due primarily to higher mutual fund fees, brokerage revenues, and net interest income across the Canadian and International wealth businesses. This was partly offset by higher non-interest expenses due largely to volume-related expenses.

Q4 2024 vs Q3 2024

Net income attributable to equity holders increased $12 million or 3%. Adjusted net income attributable to equity holders increased $11 million or 3% due primarily to higher mutual fund fees, partly offset by higher volume-related expenses.

Total revenue

Q4 2024 vs Q4 2023

Revenues were $1,510 million, an increase of $178 million or 13% due primarily to higher mutual fund fees, brokerage revenues, and net interest income across the Canadian and International wealth businesses.

Q4 2024 vs Q3 2024

Revenues increased $37 million due primarily to higher mutual fund fees.

Provision for credit losses

The provision for credit losses was $5 million, unchanged from last year and a decrease of $5 million from the prior quarter. The provision for credit losses ratio of seven basis points decreased two basis points from the prior year and nine basis points from the prior quarter.

Provision for credit losses on performing loans was $5 million, compared to $3 million last year, and a net reversal of $2 million in the prior quarter. The provision for impaired loans was nil, compared to $2 million in the prior year, and $12 million in the prior quarter, mainly related to one account.

12	Scotiabank Fourth Quarter Press Release 2024

Non-interest expenses

Q4 2024 vs Q4 2023

Non-interest expenses of $938 million increased by $51 million or 6%, due primarily to higher volume-related expenses and salesforce expansion to support business growth.

Q4 2024 vs Q3 2024

Non-interest expenses increased by $23 million or 2%, driven largely by higher volume-related expenses.

Provision for income taxes

The effective tax rate was 25.6% compared to 25.4% in the prior year and 25.1% in the prior quarter.

Assets under management (AUM) and assets under administration (AUA)

Q4 2024 vs Q4 2023

Assets under management of $373 billion increased $56 billion or 18% driven by market appreciation partly offset by net redemptions. Assets under administration of $704 billion increased $94 billion or 15% due primarily to higher net sales and market appreciation.

Q4 2024 vs Q3 2024

Assets under management increased $9 billion or 2% due primarily to higher net sales and market appreciation. Assets under administration increased $10 billion or 1% due primarily to higher net sales and market appreciation.

Global Banking and Markets

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	October 31 2024	July 31 2024	October 31 2023	October 31 2024	October 31 2023
Reported Results
Net interest income	$364	$392	$397	$1,441	$1,572
Non-interest income	996	961	957	3,972	3,980

Total revenue	1,360	1,353	1,354	5,413	5,552
Provision for credit losses	19	18	39	47	101
Non-interest expenses	822	795	779	3,199	3,062
Income tax expense	116	122	122	479	621

Net income	$403	$418	$414	$1,688	$1,768

Net income attributable to equity holders of the Bank	$403	$418	$414	$1,688	$1,768

Other financial data and measures
Return on equity(2)	10.4%	10.8%	12.4%	11.0%	12.2%
Average assets ($ billions)	$486	$493	$500	$495	$490
Average liabilities ($ billions)	$478	$476	$471	$475	$455

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2024 Annual Report to Shareholders.
(2)	Refer to Non-GAAP Measures starting on page 21.

Net income

Q4 2024 vs Q4 2023

Net income attributable to equity holders was $403 million, a decrease of $11 million or 3%. This was due mainly to lower net interest income and higher non-interest expenses, partly offset by higher non-interest income, lower provision for credit losses and lower income tax expenses.

Q4 2024 vs Q3 2024

Net income attributable to equity holders decreased by $15 million or 4%. This was due mainly to lower net interest income and higher non-interest expenses, partly offset by higher non-interest income and lower income tax expenses.

Total revenue

Q4 2024 vs Q4 2023

Revenues were $1,360 million, in line with the prior year as higher non-interest income was offset by lower net interest income.

Net interest income was $364 million, a decrease of $33 million or 8% due mainly to lower corporate lending and deposit volumes.

Non-interest income of $996 million increased by $39 million or 4%, due mainly to higher trading-related revenue and higher underwriting and advisory fees, partly offset by lower banking fees.

Q4 2024 vs Q3 2024

Revenues increased by $7 million or 1%.

Net interest income of $364 million decreased by $28 million or 7%. This was due mainly to higher trading-related funding costs, partly offset by higher deposit margins.

Non-interest income increased by $35 million or 4%, due mainly to higher trading-related revenue and higher fee and commission revenue, partly offset by lower underwriting and advisory fees as well as banking fees.

Scotiabank Fourth Quarter Press Release 2024	13

Provision for credit losses

Q4 2024 vs Q4 2023

The provision for credit losses was $19 million compared to a provision of $39 million. The provision for credit losses ratio was six basis points, a decrease of five basis points.

Provision for credit losses on performing loans was $13 million, compared to a provision of $30 million. The provision this period was driven by credit migration and the sale of a performing asset to redeploy capital.

Provision for credit losses on impaired loans was $6 million, compared to a provision of $9 million in the prior period. The provision for credit losses ratio on impaired loans was two basis points, a decrease of one basis point compared to last year.

Q4 2024 vs Q3 2024

The provision for credit losses was $19 million, compared to $18 million in the prior quarter. The provision for credit losses ratio was six basis points, unchanged compared to the prior quarter.

Provision for credit losses on performing loans was $13 million compared to $15 million. The provision this period was driven by credit migration and the sale of a performing asset to redeploy capital.

Provision for credit losses on impaired loans was $6 million, compared to $3 million in the prior period. The current quarter provisions related primarily to one account, partly offset by reversals. The provision for credit losses ratio on impaired loans was two basis points, an increase of one basis point.

Non-interest expenses

Q4 2024 vs Q4 2023

Non-interest expenses of $822 million were up $43 million or 6%, due mainly to an increase in personnel and technology costs to support business growth, and the negative impact of foreign currency translation.

Q4 2024 vs Q3 2024

Non-interest expenses increased by $27 million or 3%, due mainly to higher personnel and technology costs to support business growth.

Provision for income taxes

The effective tax rate for the quarter decreased to 22.3% from 22.8% in the prior year and 22.5% in the prior quarter due mainly to the change in earnings mix across jurisdictions.

Average assets

Q4 2024 vs Q4 2023

Average assets were $486 billion, a decrease of $14 billion or 3% due mainly to lower loans and acceptances of $22 billion or 18%, partly offset by higher trading securities.

Q4 2024 vs Q3 2024

Average assets decreased $7 billion or 1% due mainly to lower loans and acceptances of $8 billion or 7% and trading securities, partly offset by higher securities purchased under resale agreements.

Average liabilities

Q4 2024 vs Q4 2023

Average liabilities were $478 billion, an increase of $7 billion or 2% due mainly to higher securities sold under repurchase agreements partly offset by lower deposits of $11 billion or 6%.

Q4 2024 vs Q3 2024

Average liabilities increased $2 billion or 1% due mainly to higher securities sold under repurchase agreements.

14	Scotiabank Fourth Quarter Press Release 2024

Other

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(2)	October 31 2024(1)	July 31 2024(1)	October 31 2023(1)	October 31 2024(1)	October 31 2023(1)
Reported Results
Net interest income	$(640)	$(758)	$(637)	$(2,856)	$(2,044)
Non-interest income(3)	(78)	(191)	131	(328)	(433)

Total revenue	(718)	(949)	(506)	(3,184)	(2,477)
Provision for credit losses	—	—	—	1	—
Non-interest expenses	474	176	828	637	924
Income tax expense/(benefit)	(323)	(394)	(572)	(1,327)	(1,104)

Net income (loss)	$(869)	$(731)	$(762)	$(2,495)	$(2,297)

Net income (loss) attributable to non-controlling interest in subsidiaries	$1	$(2)	$(3)	$(1)	$(3)
Net income (loss) attributable to equity holders	$(870)	$(729)	$(759)	$(2,494)	$(2,294)

Other measures
Average assets ($billions)	$215	$209	$191	$208	$185
Average liabilities ($billions)	$260	$256	$252	$254	$273

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

(2)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2024 Annual Report to Shareholders.
(3)

Income (on a taxable equivalent basis) from associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies for the three months ended October 31, 2024 – $(26) (July 31, 2024 – $(17); October 31, 2023 – $(68)) and for twelve months ended October 31, 2024 – $(59) (October 31, 2023 – $(188)).

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)	October 31 2024(1)	July 31 2024(1)	October 31 2023(1)	October 31 2024(1)	October 31 2023(1)
Adjusted Results(2)
Net interest income	$(640)	$(758)	$(637)	$(2,856)	$(2,044)
Non-interest income(3)	(78)	(48)	(236)	(185)	(800)

Total revenue	(718)	(806)	(873)	(3,041)	(2,844)
Provision for credit losses	—	—	—	1	—
Non-interest expenses(4)	(19)	7	41	(25)	137
Income tax expense/(benefit)(5)	(247)	(348)	(427)	(1,205)	(1,538)

Net income (loss)	$(452)	$(465)	$(487)	$(1,812)	$(1,443)

Net income (loss) attributable to non-controlling interest in subsidiaries	$1	$—	$—	$1	$—
Net income (loss) attributable to equity holders	$(453)	$(465)	$(487)	$(1,813)	$(1,443)

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.
(2)	Refer to Non-GAAP Measures starting on page 21 for the description of the adjustments.
(3)	Includes adjustment for net (gain)/loss on divestitures and wind-down of operations of $143 in Q3 2024 and $(367) in Q4 2023.
(4)	Includes adjustments for Impairment of non-financial assets of $440 in Q4 2024 ($346 in Q4 2023), Restructuring charge and severance provisions of $53 in Q4 2024 ($354 in Q4 2023), Legal provision of $176 in Q3 2024, Divestiture and wind-down of operations of $(7) in Q3 2024, and Consolidation of real estate and contract termination costs of $87 in Q4 2023.
(5)	Includes adjustment for the Canada Recovery Dividend in Q1 2023.

The Other segment includes Group Treasury, smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for Balance Sheet, Liquidity and Interest Rate Risk management, which includes the Bank’s wholesale funding activities.

Net interest income, non-interest income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis.

Net income from associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q4 2024 vs Q4 2023

Net loss attributable to equity holders was $870 million, compared to a net loss of $759 million in the prior year. The adjusted net loss attributable to equity holders was $453 million compared to an adjusted net loss of $487 million in the prior year. The lower loss of $34 million was due to higher revenues and lower non-interest expenses, partly offset by higher income taxes. The higher revenues were driven mainly by higher investment gains, lower unrealized losses in associated corporations, and a lower taxable equivalent basis (TEB) gross-up as the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property. The TEB gross-up is offset in income taxes.

Q4 2024 vs Q3 2024

Net loss attributable to equity holders increased $141 million from the prior quarter. The adjusted net loss attributable to equity holders decreased $12 million from the prior quarter. The lower loss was due to higher revenues and lower non-interest expenses, which were largely offset by higher income taxes from adjustments related to prior year taxes and a lower pre-tax loss. The higher revenues were due to higher net interest income from lower funding costs and lower losses from hedges, which benefitted from Bank of Canada rate decreases, partly offset by lower non-interest revenue.

Scotiabank Fourth Quarter Press Release 2024	15

Consolidated Statement of Financial Position

	As at
	October 31	July 31	October 31
(Unaudited) ($ millions)	2024(1)	2024(1)	2023(1)
Assets
Cash and deposits with financial institutions	$63,860	$58,329	$90,312
Precious metals	2,540	2,419	937
Trading assets
Securities	119,912	124,117	107,612
Loans	7,649	7,642	7,544
Other	2,166	2,240	2,712

	129,727	133,999	117,868
Securities purchased under resale agreements and securities borrowed	200,543	193,796	199,325
Derivative financial instruments	44,379	39,987	51,340
Investment securities	152,832	151,776	118,237
Loans
Residential mortgages	350,941	348,631	344,182
Personal loans	106,379	106,543	104,170
Credit cards	17,374	17,646	17,109
Business and government	292,671	292,973	291,822

	767,365	765,793	757,283
Allowance for credit losses	6,536	6,582	6,372

	760,829	759,211	750,911
Other
Customers’ liability under acceptances, net of allowance	148	3,282	18,628
Property and equipment	5,252	5,384	5,642
Investments in associates	1,821	2,107	1,925
Goodwill and other intangible assets	16,853	16,969	17,193
Deferred tax assets	2,942	3,177	3,541
Other assets	30,301	31,930	35,184

	57,317	62,849	82,113

Total assets	$1,412,027	$1,402,366	$1,411,043

Liabilities
Deposits
Personal	$298,821	$296,750	$288,617
Business and government	600,114	606,964	612,267
Financial institutions	44,914	45,487	51,449

	943,849	949,201	952,333
Financial instruments designated at fair value through profit or loss	36,341	37,754	26,779
Other
Acceptances	149	3,330	18,718
Obligations related to securities sold short	35,042	32,672	36,403
Derivative financial instruments	51,260	47,364	58,660
Obligations related to securities sold under repurchase agreements and securities lent	190,449	178,595	160,007
Subordinated debentures	7,833	7,716	9,693
Other liabilities	63,028	62,515	69,879

	347,761	332,192	353,360

Total liabilities	1,327,951	1,319,147	1,332,472

Equity
Common equity
Common shares	22,054	21,549	20,109
Retained earnings	57,751	57,541	55,673
Accumulated other comprehensive income (loss)	(6,147)	(6,298)	(6,931)
Other reserves	(68)	(67)	(84)

Total common equity	73,590	72,725	68,767
Preferred shares and other equity instruments	8,779	8,779	8,075

Total equity attributable to equity holders of the Bank	82,369	81,504	76,842
Non-controlling interests in subsidiaries	1,707	1,715	1,729

Total equity	84,076	83,219	78,571

Total liabilities and equity	$1,412,027	$1,402,366	$1,411,043

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

16	Scotiabank Fourth Quarter Press Release 2024

Consolidated Statement of Income

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31 2024(1)	July 31 2024(1)	October 31 2023(1)	October 31 2024(1)	October 31 2023(1)
Revenue
Interest income(2)
Loans	$11,970	$12,137	$11,823	$47,811	$45,043
Securities	2,213	2,367	1,899	9,160	6,833
Securities purchased under resale agreements and securities borrowed	471	413	377	1,602	1,478
Deposits with financial institutions	671	766	1,010	3,086	3,470

	15,325	15,683	15,109	61,659	56,824

Interest expense
Deposits	9,700	10,106	9,726	39,480	35,650
Subordinated debentures	112	122	133	490	471
Other	590	593	584	2,437	2,441

	10,402	10,821	10,443	42,407	38,562

Net interest income	4,923	4,862	4,666	19,252	18,262

Non-interest income
Card revenues	226	220	199	869	778
Banking services fees	484	494	474	1,955	1,879
Credit fees	282	370	479	1,585	1,861
Mutual funds	623	570	527	2,282	2,127
Brokerage fees	310	333	284	1,251	1,117
Investment management and trust	279	278	259	1,096	1,029
Underwriting and advisory fees	168	202	152	702	554
Non-trading foreign exchange	221	236	239	930	911
Trading revenues	408	370	197	1,634	1,580
Net gain on sale of investment securities	24	2	(1)	48	129
Net income from investments in associated corporations	41	54	18	198	153
Insurance service results	133	115	104	470	413
Other fees and commissions	362	308	322	1,247	1,073
Other	42	(50)	353	151	348

	3,603	3,502	3,606	14,418	13,952

Total revenue	8,526	8,364	8,272	33,670	32,214

Provision for credit losses	1,030	1,052	1,256	4,051	3,422

	7,496	7,312	7,016	29,619	28,792

Non-interest expenses
Salaries and employee benefits	2,499	2,455	2,451	9,855	9,590
Premises and technology	752	737	700	2,896	2,657
Depreciation and amortization	501	428	590	1,760	1,820
Communications	87	89	99	381	395
Advertising and business development	168	146	159	614	576
Professional	225	215	219	793	779
Business and capital taxes	161	167	162	682	634
Other	903	712	1,147	2,714	2,670

	5,296	4,949	5,527	19,695	19,121

Income before taxes	2,200	2,363	1,489	9,924	9,671
Income tax expense	511	451	135	2,032	2,221

Net income	$1,689	$1,912	$1,354	$7,892	$7,450
Net income attributable to non-controlling interests in subsidiaries	47	36	31	134	112

Net income attributable to equity holders of the Bank	$1,642	$1,876	$1,323	$7,758	$7,338
Preferred shareholders and other equity instrument holders	121	120	109	472	419
Common shareholders	$1,521	$1,756	$1,214	$7,286	$6,919

Earnings per common share (in dollars)
Basic	$1.23	$1.43	$1.01	$5.94	$5.78
Diluted	1.22	1.41	0.99	5.87	5.72
Dividends paid per common share (in dollars)	1.06	1.06	1.06	4.24	4.18

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

(2)

Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $14,967 for the three months ended October 31, 2024 (July 31, 2024 – $15,230; October 31, 2023 – $14,603) and for the year ended October 31, 2024 – $59,871 (October 31, 2023 – $54,824).

Scotiabank Fourth Quarter Press Release 2024	17

Consolidated Statement of Comprehensive Income

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31 2024(1)	July 31 2024(1)	October 31 2023(1)	October 31 2024(1)	October 31 2023(1)
Net income	$1,689	$1,912	$1,354	$7,892	$7,450
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(698)	(814)	675	(2,511)	1,345
Net gains (losses) on hedges of net investments in foreign operations	268	377	(335)	886	(577)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	6	(3)	8	2	2
Net gains (losses) on hedges of net investments in foreign operations	73	103	(95)	238	(176)

	(509)	(537)	427	(1,865)	942
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	160	2,151	(851)	2,977	176
Reclassification of net (gains) losses to net income	(212)	(1,811)	496	(2,126)	327
Income tax expense (benefit):
Net gains (losses) in fair value	43	582	(234)	806	19
Reclassification of net (gains) losses to net income	(56)	(494)	137	(567)	106

	(39)	252	(258)	612	378
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	1,494	2,777	463	5,195	3,763
Reclassification of net (gains) losses to net income	(652)	(1,114)	(151)	(2,000)	(3,455)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	328	773	61	1,363	1,034
Reclassification of net (gains) losses to net income	(143)	(309)	32	(511)	(971)

	657	1,199	219	2,343	245
Net changes in finance income/(expense) from insurance contracts:
Net finance income/(expense) from insurance contracts	(3)	(2)	(13)	2	(19)
Income tax expense (benefit)	—	—	1	1	(2)

	(3)	(2)	(14)	1	(17)

Other comprehensive income (loss) from investments in associates	1	1	(11)	(1)	(16)

Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	(74)	120	307	(195)	108
Income tax expense (benefit)	(20)	33	58	(59)	(6)

	(54)	87	249	(136)	114
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	138	125	(125)	444	(253)
Income tax expense (benefit)	47	35	(36)	106	(73)

	91	90	(89)	338	(180)
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(46)	127	(61)	(804)	(1,338)
Income tax expense (benefit)	(13)	36	(17)	(223)	(353)

	(33)	91	(44)	(581)	(985)

Other comprehensive income (loss) from investments in associates	—	—	—	1	2

Other comprehensive income (loss)	111	1,181	479	712	483

Comprehensive income (loss)	$1,800	$3,093	$1,833	$8,604	$7,933
Comprehensive income (loss) attributable to non-controlling interests	7	13	98	62	317

Comprehensive income (loss) attributable to equity holders of the Bank	1,793	3,080	1,735	8,542	7,616
Preferred shareholders and other equity instrument holders	121	120	109	472	419
Common shareholders	$1,672	$2,960	$1,626	$8,070	$7,197

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

18	Scotiabank Fourth Quarter Press Release 2024

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other(2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries	Total
Balance as at October 31, 2023(3)	$20,109	$55,673	$(1,755)	$(1,104)	$14	$(4,545)	$459	$(84)	$68,767	$8,075	$76,842	$1,729	$78,571
Net income	—	7,286	—	—	—	—	—	—	7,286	472	7,758	134	7,892
Other comprehensive income (loss)	—	—	(1,804)	613	325	2,348	(698)	—	784	—	784	(72)	712

Total comprehensive income	$—	$7,286	$(1,804)	$613	$325	$2,348	$(698)	$—	$8,070	$472	$8,542	$62	$8,604
Shares/instruments issued	1,945	—	—	—	—	—	—	(4)	1,941	1,004	2,945	—	2,945
Shares repurchased/redeemed	—	—	—	—	—	—	—	—	—	(300)	(300)	—	(300)
Dividends and distributions paid to equity holders	—	(5,198)	—	—	—	—	—	—	(5,198)	(472)	(5,670)	(88)	(5,758)
Share-based payments(4)	—	—	—	—	—	—	—	13	13	—	13	—	13
Other	—	(10)	—	—	—	—	—	7	(3)	—	(3)	4	1

Balance as at October 31, 2024	$22,054	$57,751	$(3,559)	$(491)	$339	$(2,197)	$(239)	$(68)	$73,590	$8,779	$82,369	$1,707	$84,076

Balance as at October 31, 2022	$18,707	$53,761	$(2,478)	$(1,482)	$216	$(4,786)	$1,364	$(152)	$65,150	$8,075	$73,225	$1,524	$74,749
Cumulative effect of adopting IFRS 17, net of tax	—	(1)	—	—	—	—	—	—	(1)	—	(1)	—	(1)

Balance as at November 1, 2022	$18,707	$53,760	$(2,478)	$(1,482)	$216	$(4,786)	$1,364	$(152)	$65,149	$8,075	$73,224	$1,524	$74,748
Net income	—	6,919	—	—	—	—	—	—	6,919	419	7,338	112	7,450
Other comprehensive income (loss)	—	—	766	378	(201)	240	(905)	—	278	—	278	205	483

Total comprehensive income	$—	$6,919	$766	$378	$(201)	$240	$(905)	$—	$7,197	$419	$7,616	$317	$7,933
Shares/instruments issued	1,402	—	—	—	—	—	—	(3)	1,399	—	1,399	—	1,399
Shares repurchased/redeemed	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends and distributions paid to equity holders	—	(5,003)	—	—	—	—	—	—	(5,003)	(419)	(5,422)	(101)	(5,523)
Share-based payments(4)	—	—	—	—	—	—	—	14	14	—	14	—	14
Other	—	(3)	(43)	—	(1)	1	—	57	11	—	11	(11)	—

Balance as at October 31, 2023(3)	$20,109	$55,673	$(1,755)	$(1,104)	$14	$(4,545)	$459	$(84)	$68,767	$8,075	$76,842	$1,729	$78,571

(1)	Includes undistributed retained earnings of $74 (October 31, 2023 - $71) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits, Own credit risk, and Insurance contracts.
(3)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

(4)	Represents amounts on account of share-based payments (refer to Note 27 of the consolidated financial statements in the 2024 Annual Report to Shareholders).

Scotiabank Fourth Quarter Press Release 2024	19

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the year ended
Sources (uses) of cash flows	October 31 2024(1)	October 31 2023(1)	October 31 2024(1)	October 31 2023(1)
Cash flows from operating activities
Net income	$1,689	$1,354	$7,892	$7,450
Adjustment for:
Net interest income	(4,923)	(4,666)	(19,252)	(18,262)
Depreciation and amortization	501	590	1,760	1,820
Provision for credit losses	1,030	1,256	4,051	3,422
Impairment on investments in associates	343	185	343	185
Equity-settled share-based payment expense	2	2	13	14
Net gain on sale of investment securities	(24)	1	(48)	(129)
Net (gain)/loss on divestitures	—	(367)	136	(367)
Net income from investments in associated corporations	(41)	(18)	(198)	(153)
Income tax expense	511	135	2,032	2,221
Changes in operating assets and liabilities:
Trading assets	4,448	3,158	(11,370)	(2,689)
Securities purchased under resale agreements and securities borrowed	(5,459)	4,834	108	(18,966)
Loans	(4,161)	6,648	(17,712)	4,414
Deposits	(7,570)	(24,119)	(816)	19,478
Obligations related to securities sold short	2,200	(1,667)	(1,690)	(4,616)
Obligations related to securities sold under repurchase agreements and securities lent	10,718	7,862	28,753	15,937
Net derivative financial instruments	908	2,545	4,159	2,080
Other, net	3,269	2,167	457	(161)
Interest and dividends received	15,286	15,161	61,292	56,916
Interest paid	(10,935)	(9,801)	(42,273)	(34,731)
Income tax paid	(600)	(514)	(1,985)	(2,139)

Net cash from/(used in) operating activities	7,192	4,746	15,652	31,724

Cash flows from investing activities
Interest-bearing deposits with financial institutions	(5,261)	(641)	25,557	(23,538)
Purchase of investment securities	(20,087)	(32,536)	(108,281)	(100,919)
Proceeds from sale and maturity of investment securities	19,563	26,489	76,794	94,875
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	—	895	—	895
Property and equipment, net of disposals	(121)	(153)	(489)	(442)
Other, net	(312)	(373)	(1,031)	(911)

Net cash from/(used in) investing activities	(6,218)	(6,319)	(7,450)	(30,040)

Cash flows from financing activities
Proceeds from issue of subordinated debentures	—	110	1,000	1,447
Redemption of subordinated debentures	—	(76)	(3,250)	(78)
Proceeds from preferred shares and other equity instruments issued	—	—	1,004	—
Redemption of preferred shares	—	—	(300)	—
Proceeds from common shares issued	505	482	1,945	1,402
Common shares purchased for cancellation	—	—	—	—
Cash dividends and distributions paid	(1,433)	(1,387)	(5,670)	(5,422)
Distributions to non-controlling interests	(15)	(26)	(88)	(101)
Payment of lease liabilities	(71)	(77)	(303)	(325)
Other, net	230	(15)	(3,176)	311

Net cash from/(used in) financing activities	(784)	(989)	(8,838)	(2,766)

Effect of exchange rate changes on cash and cash equivalents	(37)	100	(131)	190

Net change in cash and cash equivalents	153	(2,462)	(767)	(892)
Cash and cash equivalents at beginning of period(1)	9,253	12,635	10,173	11,065

Cash and cash equivalents at end of period(2)	$9,406	$10,173	$9,406	$10,173

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

(2)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 7 of the consolidated financial statements in the 2024 Annual Report to Shareholders).

20	Scotiabank Fourth Quarter Press Release 2024

Non-GAAP Measures

The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures and ratios are used throughout this report and are defined below.

Adjusted results and adjusted diluted earnings per share

The following table presents a reconciliation of GAAP reported financial results to non-GAAP adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interest. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

Scotiabank Fourth Quarter Press Release 2024	21

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the year ended
($ millions)	October 31 2024(1)	July 31 2024(1)	October 31 2023(1)	October 31 2024(1)	October 31 2023(1)
Reported Results
Net interest income	$4,923	$4,862	$4,666	$19,252	$18,262
Non-interest income	3,603	3,502	3,606	14,418	13,952

Total revenue	8,526	8,364	8,272	33,670	32,214
Provision for credit losses	1,030	1,052	1,256	4,051	3,422
Non-interest expenses	5,296	4,949	5,527	19,695	19,121

Income before taxes	2,200	2,363	1,489	9,924	9,671
Income tax expense	511	451	135	2,032	2,221

Net income	$1,689	$1,912	$1,354	$7,892	$7,450
Net income attributable to non-controlling interests in subsidiaries (NCI)	47	36	31	134	112

Net income attributable to equity holders	1,642	1,876	1,323	7,758	7,338
Net income attributable to preferred shareholders and other equity instrument holders	121	120	109	472	419

Net income attributable to common shareholders	$1,521	$1,756	$1,214	$7,286	$6,919

Diluted earnings per share (in dollars)	$1.22	$1.41	$0.99	$5.87	$5.72
Weighted average number of diluted common shares outstanding (millions)	1,243	1,235	1,211	1,232	1,204

Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$—	$143	$(367)	$143	$(367)
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	—	(7)	—	(7)	—
Impairment of non-financial assets	440	—	346	440	346
Restructuring charge and severance provisions	53	—	354	53	354
Legal provision	—	176	—	176	—
Amortization of acquisition-related intangible assets	19	17	19	72	81
Consolidation of real estate and contract termination costs	—	—	87	—	87

Total non-interest expense adjusting items (Pre-tax)	512	186	806	734	868

Total impact of adjusting items on net income before taxes	512	329	439	877	501
Impact of adjusting items on income tax expense
Divestitures and wind-down of operations	—	(46)	48	(46)	48
Impairment of non-financial assets	(61)	—	(73)	(61)	(73)
Restructuring charge and severance provisions	(15)	—	(96)	(15)	(96)
Amortization of acquisition-related intangible assets	(6)	(4)	(5)	(20)	(22)
Consolidation of real estate and contract termination costs	—	—	(24)	—	(24)
Canada recovery dividend	—	—	—	—	579

Total impact of adjusting items on income tax expense	(82)	(50)	(150)	(142)	412

Total impact of adjusting items on net income	$430	$279	$289	$735	$913
Impact of adjusting items on NCI	—	(2)	(3)	(2)	(3)

Total impact of adjusting items on net income attributable to equity holders and common shareholders	$430	$277	$286	$733	$910

Adjusted Results
Adjusted net interest income	$4,923	$4,862	$4,666	$19,252	$18,262
Adjusted non-interest income	3,603	3,645	3,239	14,561	13,585

Adjusted total revenue	8,526	8,507	7,905	33,813	31,847
Adjusted provision for credit losses	1,030	1,052	1,256	4,051	3,422
Adjusted non-interest expenses	4,784	4,763	4,721	18,961	18,253

Adjusted income before taxes	2,712	2,692	1,928	10,801	10,172
Adjusted income tax expense	593	501	285	2,174	1,809

Adjusted net income	$2,119	$2,191	$1,643	$8,627	$8,363
Adjusted net income attributable to NCI	47	38	34	136	115

Adjusted net income attributable to equity holders	2,072	2,153	1,609	8,491	8,248
Adjusted net income attributable to preferred shareholders and other equity instrument holders	121	120	109	472	419

Adjusted net income attributable to common shareholders	$1,951	$2,033	$1,500	$8,019	$7,829

Adjusted diluted earnings per share (in dollars)	$1.57	$1.63	$1.23	$6.47	$6.48
Impact of adjustments on diluted earnings per share (in dollars)	$0.35	$0.22	$0.24	$0.60	$0.76
Weighted average number of diluted common shares outstanding (millions)	1,243	1,235	1,211	1,232	1,204

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

22	Scotiabank Fourth Quarter Press Release 2024

Impact of Adjustments

		For the year ended						For the three months ended
		2024			2023			October 31, 2024			October 31, 2023
	($ millions)	Pre-tax	After-tax		Pre-tax	After-tax		Pre-tax	After-tax		Pre-tax	After-tax
(a)	Divestitures and wind-down of operations	$136	$90		$(367)	$(319)		$—	$—		$(367)	$(319)
	Impairment of non-financial assets:
(b)	Investment in associates	343	309		185	159		343	309		185	159
(b)	Intangible assets including software	97	70		161	114		97	70		161	114
(c)	Restructuring charge and severance provisions	53	38		354	258		53	38		354	258
(d)	Legal provision	176	176		—	—		—	—		—	—
(e)	Amortization of acquisition-related intangible assets	72	52		81	59		19	13		19	14
(f)	Consolidation of real estate and contract termination costs	—	—		87	63		—	—		87	63
(g)	Canada recovery dividend	—	—		—	579		—	—		—	—

	Total	$877	$735		$501	$913		$512	$430		$439	$289

	Diluted EPS Impact		$0.60			$0.76			$0.35			$0.24

	CET1 Impact(1)		(9 bps	)		(6 bps	)		(5 bps	)		6 bps

(1)	Including related impacts on regulatory capital and risk-weighted assets.

The Bank’s Q4 2024 and fiscal 2023 reported results were adjusted for the following items. These amounts were recorded in the Other operating segment, unless otherwise noted.

a)	Divestitures and wind-down of operations

In Q3 2024, the Bank entered into an agreement to sell CrediScotia Financiera, a wholly-owned consumer finance subsidiary in Peru, to Banco Santander. The Bank recognized an impairment loss of $143 million in non-interest income and a recovery of expenses of $7 million in non-interest expenses (collectively $90 million after-tax), majority of which relates to goodwill. In Q4 2023, the Bank sold its 20% equity interest in Canadian Tire’s Financial Services business (CTFS) to Canadian Tire Corporation. The sale resulted in a net gain of $367 million ($319 million after-tax). For further details, please refer to Note 37 of the Consolidated Financial Statements.

b)	Impairment of non-financial assets

In Q4 2024, the Bank recorded impairment charges of $343 million ($309 million after-tax) related to its investment in associate, Bank of Xi’an Co. Ltd. in China, driven primarily by the continued weakened economy in China and whose market value has remained below the Bank’s carrying value for a prolonged period (Q4 2023 - $185 million pre-tax and $159 million after-tax). In Q4 2024, the Bank recorded an impairment of software intangible assets of $97 million ($70 million after-tax). In Q4 2023, the Bank recorded an impairment of software and other intangible assets of $161 million ($114 million after-tax). For further details, please refer to Notes 18 and 19 of the Consolidated Financial Statements.

c)	Restructuring change and severance provisions

In Q4 2024, the Bank recorded severance provisions of $53 million ($38 million after-tax) related to the Bank’s continued efforts to streamline its organizational structure and support execution of the Bank’s strategy. In Q4 2023, the Bank recorded a restructuring charge and severance provisions of $354 million ($258 million after-tax) related to workforce reductions and changes as a result of the Bank’s end-to-end digitization, automation, changes in customers’ day-to-day banking preferences, as well as the ongoing efforts to streamline operational processes and optimize distribution channels. For further details, please refer to Note 19 of the Consolidated Financial Statements.

d)	Legal provision

In Q3 2024, the Bank recognized a $176 million expense for legal actions in Peru relating to certain value-added tax assessed amounts and associated interest. The legal actions arose from certain client transactions that occurred prior to the Bank’s acquisition of its Peruvian subsidiary. For further details, please refer to Note 24 of the Consolidated Financial Statements.

e)	Amortization of acquisition-related intangible assets

These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

f)	Consolidation of real estate and contract termination costs

In Q4 2023, the Bank recorded costs of $87 million ($63 million after-tax) related to the consolidation and exit of certain real estate premises, as well as service contract termination costs, as part of the Bank’s optimization strategy.

g)	Canada recovery dividend

In Q1 2023, the Bank recognized an additional income tax expense of $579 million reflecting the present value of the amount payable for the Canada Recovery Dividend (CRD). The CRD is a Canadian federal tax measure which requires the Bank to pay a one-time tax of 15% on taxable income in excess of $1 billion, based on the average taxable income for the 2020 and 2021 taxation years. For further details, please refer to Note 28 of the Consolidated Financial Statements.

Scotiabank Fourth Quarter Press Release 2024	23

Reconciliation of reported and adjusted results by business line

	For the three months ended October 31, 2024(1)
($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other	Total(2)
Reported net income (loss)	$1,061	$672	$422	$403	$(869)	$1,689
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	44	2	—	1	47

Reported net income attributable to equity holders	1,061	628	420	403	(870)	1,642
Reported net income attributable to preferred shareholders and other equity instrument holders	—	—	—	—	121	121

Reported net income attributable to common shareholders	$1,061	$628	$420	$403	$(991)	$1,521

Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	—	—	—	—	53	53
Impairment of non-financial assets	—	—	—	—	440	440
Amortization of acquisition-related intangible assets	1	9	9	—	—	19

Total non-interest expenses adjustments (Pre-tax)	1	9	9	—	493	512

Total impact of adjusting items on net income before taxes	1	9	9	—	493	512
Impact of adjusting items on income tax expense	—	(3)	(3)	—	(76)	(82)

Total impact of adjusting items on net income	1	6	6	—	417	430
Impact of adjusting items on NCI	—	—	—	—	—	—

Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	6	6	—	417	430

Adjusted net income (loss)	$1,062	$678	$428	$403	$(452)	$2,119

Adjusted net income attributable to equity holders	$1,062	$634	$426	$403	$(453)	$2,072

Adjusted net income attributable to common shareholders	$1,062	$634	$426	$403	$(574)	$1,951

(1)	Refer to Business Segment Review section of the Bank’s 2024 Annual Report to Shareholders.
(2)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

	For the three months ended July 31, 2024(1)
($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other	Total(2)
Reported net income (loss)	$1,110	$704	$411	$418	$(731)	$1,912
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	35	3	—	(2)	36

Reported net income attributable to equity holders	1,110	669	408	418	(729)	1,876
Reported net income attributable to preferred shareholders and other equity instrument holders	—	—	1	—	119	120

Reported net income attributable to common shareholders	$1,110	$669	$407	$418	$(848)	$1,756

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	—	—	—	—	143	143
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	—	—	—	—	(7)	(7)
Legal provision	—	—	—	—	176	176
Amortization of acquisition-related intangible assets	1	7	9	—	—	17

Total non-interest expenses adjustments (Pre-tax)	1	7	9	—	169	186

Total impact of adjusting items on net income before taxes	1	7	9	—	312	329
Impact of adjusting items on income tax expense	—	(2)	(2)	—	(46)	(50)

Total impact of adjusting items on net income	1	5	7	—	266	279

Impact of adjusting items on NCI	—	—	—	—	(2)	(2)

Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	5	7	—	264	277

Adjusted net income (loss)	$1,111	$709	$418	$418	$(465)	$2,191

Adjusted net income attributable to equity holders	$1,111	$674	$415	$418	$(465)	$2,153

Adjusted net income attributable to common shareholders	$1,111	$674	$414	$418	$(584)	$2,033

(1)	Refer to Business Segment Review section of the Bank’s 2024 Annual Report to Shareholders.
(2)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

24	Scotiabank Fourth Quarter Press Release 2024

	For the three months ended October 31, 2023(1)
($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other	Total(2)
Reported net income (loss)	$793	$580	$329	$414	$(762)	$1,354
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	32	2	—	(3)	31

Reported net income attributable to equity holders	793	548	327	414	(759)	1,323
Reported net income attributable to preferred shareholders and other equity instrument holders	1	—	1	—	107	109

Reported net income attributable to common shareholders	$792	$548	$326	$414	$(866)	$1,214

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	—	—	—	—	(367)	(367)
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	—	—	—	—	354	354
Consolidation of real estate and contract termination costs	—	—	—	—	87	87
Impairment of non-financial assets	—	—	—	—	346	346
Amortization of acquisition-related intangible assets	—	10	9	—	—	19

Total non-interest expenses adjustments (Pre-tax)	—	10	9	—	787	806

Total impact of adjusting items on net income before taxes	—	10	9	—	420	439
Impact of adjusting items on income tax expense	—	(2)	(3)	—	(145)	(150)

Total impact of adjusting items on net income	—	8	6	—	275	289
Impact of adjusting items on NCI	—	—	—	—	(3)	(3)

Total impact of adjusting items on net income attributable to equity holders and common shareholders	—	8	6	—	272	286

Adjusted net income (loss)	$793	$588	$335	$414	$(487)	$1,643

Adjusted net income attributable to equity holders	$793	$556	$333	$414	$(487)	$1,609

Adjusted net income attributable to common shareholders	$792	$556	$332	$414	$(594)	$1,500

(1)	Refer to Business Segment Review section of the Bank’s 2024 Annual Report to Shareholders.
(2)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

	For the year ended October 31, 2024(1)
($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other	Total(2)
Reported net income (loss)	$4,274	$2,839	$1,586	$1,688	$(2,495)	$7,892
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	125	10	—	(1)	134

Reported net income attributable to equity holders	4,274	2,714	1,576	1,688	(2,494)	7,758
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	1	1	468	472

Reported net income attributable to common shareholders	$4,273	$2,713	$1,575	$1,687	$(2,962)	$7,286

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	—	—	—	—	143	143
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	—	—	—	—	53	53
Divestitures and wind-down of operations	—	—	—	—	(7)	(7)
Impairment of non-financial assets	—	—	—	—	440	440
Legal provision	—	—	—	—	176	176
Amortization of acquisition-related intangible assets	4	32	36	—	—	72

Total non-interest expenses adjustments (Pre-tax)	4	32	36	—	662	734

Total impact of adjusting items on net income before taxes	4	32	36	—	805	877

Impact of adjusting items on income tax expense	(1)	(9)	(10)	—	(122)	(142)

Total impact of adjusting items on net income	3	23	26	—	683	735
Impact of adjusting items on NCI	—	—	—	—	(2)	(2)

Total impact of adjusting items on net income attributable to equity holders and common shareholders	3	23	26	—	681	733

Adjusted net income (loss)	$4,277	$2,862	$1,612	$1,688	$(1,812)	$8,627

Adjusted net income attributable to equity holders	$4,277	$2,737	$1,602	$1,688	$(1,813)	$8,491

Adjusted net income attributable to common shareholders	$4,276	$2,736	$1,601	$1,687	$(2,281)	$8,019

(1)	Refer to Business Segment Review section of the Bank’s 2024 Annual Report to Shareholders.
(2)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

Scotiabank Fourth Quarter Press Release 2024	25

	For the year ended October 31, 2023(1)
($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other	Total(2)
Reported net income (loss)	$3,984	$2,555	$1,440	$1,768	$(2,297)	$7,450
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	106	9	—	(3)	112

Reported net income attributable to equity holders	3,984	2,449	1,431	1,768	(2,294)	7,338
Reported net income attributable to preferred shareholders and other equity instrument holders	4	4	3	3	405	419

Reported net income attributable to common shareholders	$3,980	$2,445	$1,428	$1,765	$(2,699)	$6,919

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	—	—	—	—	(367)	(367)
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	—	—	—	—	354	354
Consolidation of real estate and contract termination costs	—	—	—	—	87	87
Impairment of non-financial assets	—	—	—	—	346	346
Amortization of acquisition-related intangible assets	4	41	36	—	—	81

Total non-interest expenses adjustments (Pre-tax)	4	41	36	—	787	868

Total impact of adjusting items on net income before taxes	4	41	36	—	420	501
Impact of adjusting items on income tax expense
Canada recovery dividend	—	—	—	—	579	579
Impact of other adjusting items on income tax expense	(1)	(11)	(10)	—	(145)	(167)

Total impact of adjusting items on income tax expense	(1)	(11)	(10)	—	434	412

Total impact of adjusting items on net income	3	30	26	—	854	913
Impact of adjusting items on NCI	—	—	—	—	(3)	(3)

Total impact of adjusting items on net income attributable to equity holders and common shareholders	3	30	26	—	851	910

Adjusted net income (loss)	$3,987	$2,585	$1,466	$1,768	$(1,443)	$8,363

Adjusted net income attributable to equity holders	$3,987	$2,479	$1,457	$1,768	$(1,443)	$8,248

Adjusted net income attributable to common shareholders	$3,983	$2,475	$1,454	$1,765	$(1,848)	$7,829

(1)	Refer to Business Segment Review section of the Bank’s 2024 Annual Report to Shareholders.
(2)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

26	Scotiabank Fourth Quarter Press Release 2024

Reconciliation of International Banking’s reported, adjusted and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment.

Reported Results	For the three months ended						For the year ended
($ millions)	July 31, 2024(1)			October 31, 2023(1)			October 31, 2023(1)
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,231	$68	$2,163	$2,130	$76	$2,054	$8,131	$28	$8,103
Non-interest income	776	22	754	650	15	635	2,910	(164)	3,074

Total revenue	3,007	90	2,917	2,780	91	2,689	11,041	(136)	11,177
Provision for credit losses	589	20	569	512	16	496	1,868	(4)	1,872
Non-interest expenses	1,537	51	1,486	1,520	51	1,469	5,919	(38)	5,957
Income tax expense	177	3	174	168	6	162	699	(17)	716

Net income	$704	$16	$688	$580	$18	$562	$2,555	$(77)	$2,632

Net income attributable to non-controlling interest in subsidiaries (NCI)	$35	$—	$35	$32	$1	$31	$106	$5	$101
Net income attributable to equity holders of the Bank	$669	$16	$653	$548	$17	$531	$2,449	$(82)	$2,531

Other measures
Average assets ($ billions)	$234	$7	$227	$238	$7	$231	$237	$3	$234
Average liabilities ($ billions)	$180	$6	$174	$184	$7	$177	$179	$1	$178

Adjusted Results	For the three months ended						For the year ended
($ millions)	July 31, 2024(1)			October 31, 2023(1)			October 31, 2023(1)
(Taxable equivalent basis)	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted
Net interest income	$2,231	$68	$2,163	$2,130	$76	$2,054	$8,131	$28	$8,103
Non-interest income	776	22	754	650	15	635	2,910	(164)	3,074

Total revenue	3,007	90	2,917	2,780	91	2,689	11,041	(136)	11,177
Provision for credit losses	589	20	569	512	16	496	1,868	(4)	1,872
Non-interest expenses	1,530	52	1,478	1,510	50	1,460	5,878	(40)	5,918
Income tax expense	179	3	176	170	6	164	710	(17)	727

Net income	$709	$15	$694	$588	$19	$569	$2,585	$(75)	$2,660

Net income attributable to non-controlling interest in subsidiaries (NCI)	$35	$—	$35	$32	$1	$31	$106	$5	$101
Net income attributable to equity holders of the Bank	$674	$15	$659	$556	$18	$538	$2,479	$(80)	$2,559

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

Earning and non-earning assets, core earning assets, core net interest income and net interest margin

Net interest margin

Net interest margin is a non-GAAP ratio that is used to measure the return generated by the Bank’s core earning assets, net of the cost of funding. Net interest margin is calculated as core net interest income divided by average core earning assets.

Components of net interest margin are defined below:

Earning assets

Earning assets are defined as income generating assets which include deposits with financial institutions, trading assets, investment securities, investments in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers’ liability under acceptances. This is a non-GAAP measure.

Non-earning assets

Non-earning assets are defined as cash, precious metals, derivative financial instruments, property and equipment, goodwill and intangible assets, deferred tax assets and other assets. This is a non-GAAP measure.

Scotiabank Fourth Quarter Press Release 2024	27

Core earning assets

Core earning assets are defined as interest-bearing deposits with financial institutions, investment securities and loans net of allowances. This is a non-GAAP measure. The Bank believes that this measure is useful for readers as it represents the main interest-generating assets and eliminates the impact of trading businesses.

Core net interest income

Core net interest income is defined as net interest income earned from core earning assets. This is a non-GAAP measure.

28	Scotiabank Fourth Quarter Press Release 2024

Average earning assets, average core earning assets and net interest margin by business line

Consolidated Bank	For the three months ended			For the year ended
($ millions)	October 31 2024(1)	July 31 2024(1)	October 31 2023(1)	October 31 2024(1)	October 31 2023(1)
Average total assets – Reported(2)	$1,418,795	$1,422,740	$1,410,124	$1,419,284	$1,396,092
Less: Non-earning assets	106,621	105,539	116,453	108,110	114,375

Average total earning assets(2)	$1,312,174	$1,317,201	$1,293,671	$1,311,174	$1,281,717
Less:
Trading assets	145,195	153,248	126,217	146,307	121,735
Securities purchased under resale agreements and securities borrowed	196,305	189,557	196,039	193,090	187,927
Other deductions	31,292	49,172	75,526	53,819	73,780

Average core earning assets(2)	$939,382	$925,224	$895,889	$917,958	$898,275

Net interest income – Reported	$4,923	$4,862	$4,666	$19,252	$18,262
Less: Non-core net interest income	(158)	(125)	(197)	(620)	(798)

Core net interest income	$5,081	$4,987	$4,863	$19,872	$19,060

Net interest margin	2.15%	2.14%	2.15%	2.16%	2.12%

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

(2)	Average balances represent the average of daily balances for the period.

Canadian Banking	For the three months ended			For the year ended
($ millions)	October 31 2024(1)	July 31 2024(1)	October 31 2023(1)	October 31 2024(1)	October 31 2023(1)
Average total assets – Reported(2)	$456,806	$451,194	$447,390	$449,469	$449,555
Less: Non-earning assets	4,756	4,313	4,080	4,393	4,035

Average total earning assets(2)	$452,050	$446,881	$443,310	$445,076	$445,520
Less:
Other deductions	1,187	13,197	31,010	16,380	29,273

Average core earning assets(2)	$450,863	$433,684	$412,300	$428,696	$416,247

Net interest income – Reported	$2,803	$2,752	$2,563	$10,842	$9,761
Less: Non-core net interest income	2	—	—	2	—

Core net interest income	$2,801	$2,752	$2,563	$10,840	$9,761

Net interest margin	2.47%	2.52%	2.47%	2.53%	2.34%

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

(2)	Average balances represent the average of daily balances for the period.

International Banking	For the three months ended			For the year ended
($ millions)	October 31 2024(1)	July 31 2024(1)	October 31 2023(1)	October 31 2024(1)	October 31 2023(1)
Average total assets – Reported(2)	$224,536	$233,644	$238,343	$232,463	$236,688
Less: Non-earning assets	14,973	15,326	18,915	15,949	19,414

Average total earning assets(2)	$209,563	$218,318	$219,428	$216,514	$217,274
Less:
Trading assets	5,549	6,771	6,611	6,407	6,018
Securities purchased under resale agreements and securities borrowed	4,070	4,442	3,467	4,063	3,218
Other deductions	7,360	7,855	8,023	7,647	7,684

Average core earning assets(2)	$192,584	$199,250	$201,327	$198,397	$200,354

Net interest income – Reported	$2,151	$2,231	$2,130	$8,889	$8,131
Less: Non-core net interest income	10	18	14	123	(60)

Core net interest income	$2,141	$2,213	$2,116	$8,766	$8,191

Net interest margin	4.42%	4.42%	4.17%	4.42%	4.09%

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

(2)	Average balances represent the average of daily balances for the period.

Scotiabank Fourth Quarter Press Release 2024	29

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

Adjusted return on equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

Return on equity by operating segment

	For the three months ended October 31, 2024
($ millions)	Canadian Banking(1)	International Banking(1)	Global Wealth Management	Global Banking and Markets	Other		Total(1)
Reported
Net income attributable to common shareholders	$1,061	$628	$420	$403	$(991)		$1,521
Total average common equity(2)(3)	21,280	18,788	10,230	15,369	7,491		73,158

Return on equity	19.8%	13.3%	16.3%	10.4%	nm	(4)	8.3%

Adjusted(5)
Net income attributable to common shareholders	$1,062	$634	$426	$403	$(574)		$1,951

Return on equity	19.8%	13.4%	16.6%	10.4%	nm	(4)	10.6%

	For the three months ended July 31, 2024							For the three months ended October 31, 2023
($ millions)	Canadian Banking(1)	International Banking(1)	Global Wealth Management	Global Banking and Markets	Other		Total(1)	Canadian Banking(1)	International Banking(1)	Global Wealth Management	Global Banking and Markets	Other		Total(1)
Reported
Net income attributable to common shareholders	$1,110	$669	$407	$418	$(848)		$1,756	$792	$548	$326	$414	$(866)		$1,214
Total average common equity(2)(3)	20,535	19,077	10,195	15,389	6,455		71,651	18,881	17,961	9,797	13,287	8,426		68,352

Return on equity	21.5%	14.0%	15.9%	10.8%	nm	(4)	9.8%	16.7%	12.1%	13.2%	12.4%	nm	(4)	7.0%

Adjusted(5)
Net income attributable to common shareholders	$1,111	$674	$414	$418	$(584)		$2,033	$792	$556	$332	$414	$(594)		$1,500

Return on equity	21.5%	14.1%	16.2%	10.8%	nm	(4)	11.3%	16.7%	12.3%	13.5%	12.4%	nm	(4)	8.7%

	For the year ended October 31, 2024							For the year ended October 31, 2023
($ millions)	Canadian Banking(1)	International Banking(1)	Global Wealth Management	Global Banking and Markets	Other		Total(1)	Canadian Banking(1)	International Banking(1)	Global Wealth Management	Global Banking and Markets	Other		Total(1)
Reported
Net income attributable to common shareholders	$4,273	$2,713	$1,575	$1,687	$(2,962)		$7,286	$3,980	$2,445	$1,428	$1,765	$(2,699)		$6,919
Total average common equity(2)(3)	20,585	19,048	10,210	15,342	5,942		71,127	18,846	18,898	9,777	14,420	5,459		67,400

Return on equity	20.8%	14.2%	15.4%	11.0%	nm	(4)	10.2%	21.1%	12.9%	14.6%	12.2%	nm	(4)	10.3%

Adjusted(5)
Net income attributable to common shareholders	$4,276	$2,736	$1,601	$1,687	$(2,281)		$8,019	$3,983	$2,475	$1,454	$1,765	$(1,848)		$7,829

Return on equity	20.8%	14.4%	15.7%	11.0%	nm	(4)	11.3%	21.1%	13.1%	14.9%	12.2%	nm	(4)	11.6%

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

(2)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3)

Effective Q1 2024, the Bank increased the capital attributed to business lines to approximate 11.5% of Basel III common equity capital requirements. Previously, capital was attributed to approximate 10.5%. Prior period amounts have not been restated.

(4)	Not meaningful.
(5)	Refer to tables on pages 22 and 24-26.

30	Scotiabank Fourth Quarter Press Release 2024

Return on tangible common equity

Return on tangible common equity is a profitability measure that is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and intangible assets (excluding software), net of deferred taxes. This is a non-GAAP ratio.

Adjusted return on tangible common equity represents adjusted net income attributable to common shareholders as a percentage of average tangible common equity. This is a non-GAAP ratio.

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
($ millions)	2024(1)	2024(1)	2023(1)	2024(1)	2023(1)
Reported
Average common equity - Reported(2)	$73,158	$71,651	$68,352	$71,127	$67,400
Average goodwill(2)(3)	(8,984)	(9,052)	(9,327)	(9,056)	(9,376)
Average acquisition-related intangibles (net of deferred tax)(2)	(3,609)	(3,622)	(3,697)	(3,629)	(3,731)

Average tangible common equity(2)	$60,565	$58,977	$55,328	$58,442	$54,293

Net income attributable to common shareholders – reported	$1,521	$1,756	$1,214	$7,286	$6,919
Amortization of acquisition-related intangible assets (after-tax)(4)	13	13	14	52	59

Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after-tax)	$1,534	$1,769	$1,228	$7,338	$6,978

Return on tangible common equity	10.1%	11.9%	8.8%	12.6%	12.9%

Adjusted(4)
Adjusted net income attributable to common shareholders	$1,951	$2,033	$1,500	$8,019	$7,829

Return on tangible common equity – adjusted	12.8%	13.7%	10.8%	13.7%	14.4%

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements in the Bank’s 2024 Annual Report for details.

(2)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3)	Includes imputed goodwill from investments in associates.
(4)	Refer to tables on pages 22 and 24-26.

Adjusted productivity ratio

Adjusted productivity ratio represents adjusted non-interest expenses as a percentage of adjusted total revenue. This is a non-GAAP ratio. Management uses the productivity ratio as a measure of the Bank’s efficiency. A lower ratio indicates improved productivity.

Adjusted operating leverage

This financial metric measures the rate of growth in adjusted total revenue less the rate of growth in adjusted non-interest expenses. This is a non-GAAP ratio.

Management uses operating leverage as a way to assess the degree to which the Bank can increase operating income by increasing revenue.

Trading-related revenue (Taxable equivalent basis)

Trading-related revenue consists of net interest income and non-interest income. Included are unrealized gains and losses on security positions held, realized gains and losses from the purchase and sale of securities, fees and commissions from trading securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the Consolidated Statement of Income, are excluded. Trading-related revenue includes certain net interest income and non-interest income items on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities to an equivalent before tax basis. This is a non-GAAP measure.

Management believes that this basis for measurement of trading-related revenue provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology.

Adjusted effective tax rate

The adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted income before taxes. This is a non-GAAP ratio.

Scotiabank Fourth Quarter Press Release 2024	31

Basis of preparation

These unaudited consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act, except for certain required disclosures. Therefore, these unaudited consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2024 which will be available today at www.scotiabank.com.

Forward-looking statements

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2024 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “outlook,” “seek,” “schedule,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk; changes to our credit ratings; the possible effects on our business and the global economy of war, conflicts or terrorist actions and unforeseen consequences arising from such actions; technological changes, including the use of data and artificial intelligence in our business, and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services, which may result in data breaches, unauthorized access to sensitive information, denial of service and potential incidents of identity theft; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; environmental, social and governance risks, including climate change, our ability to implement various sustainability-related initiatives (both internally and with our clients and other stakeholders) under expected time frames, and our ability to scale our sustainable-finance products and services; the occurrence of natural and unnatural catastrophic events and claims resulting from such events, including disruptions to public infrastructure, such as transportation, communications, power or water supply; inflationary pressures; global supply-chain disruptions; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2024 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2024 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2025 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

December 3, 2024

32	Scotiabank Fourth Quarter Press Release 2024

Shareholders Information

Direct Deposit Service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Shareholder Dividend and Share Purchase Plan

Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Dividend Dates for 2025

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 7, 2025	January 29, 2025
April 1, 2025	April 28, 2025
July 2, 2025	July 29, 2025
October 7, 2025	October 29, 2025

Annual Meeting Date for Fiscal 2024

Shareholders are invited to attend the 193rd Annual Meeting of Holders of Common Shares, to be held on April 8, 2025, at the Canadian Museum of Immigration at Pier 21, 1055 Marginal Road, Halifax, Nova Scotia beginning at 9:30 a.m. Atlantic Time. The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 11, 2025. Please visit our website at https://www.scotiabank.com/annualmeeting for updates concerning the meeting.

Duplicated Communication

Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this Annual Report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result. If you receive, but do not require, more than one mailing for the same ownership, please contact the transfer agent to combine the accounts.

Annual Financial Statements

Shareholders may obtain a hard copy of Scotiabank’s 2024 audited annual consolidated financial statements and accompanying Management’s Discussion & Analysis on request and without charge by contacting the Investor Relations Department at (416) 775-0798 or investor.relations@scotiabank.com.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on Tuesday, December 3, 2024, at 8:00 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or toll-free, at 1-800-952-5114 using ID 3001700# (please call shortly before 8:00 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available between Tuesday, December 3, 2024, and Friday, January 3, 2025, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 6399605#. The archived webcast will be available on the Investor Relations page at www.scotiabank.com/investorrelations following the call.

Scotiabank Fourth Quarter Press Release 2024	33

Additional Information

Investors

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

40 Temperance Street

Toronto, Ontario, Canada M5H 0B4

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications

Scotiabank

40 Temperance Street

Toronto, Ontario, Canada M5H 0B4

E-mail: corporate.communications@scotiabank.com

Shareholders

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company, N.A.

Telephone: 1-781-575-2000

E-mail: service@computershare.com

Street/Courier address:

C/O Shareholder Services

150 Royall Street, Canton, MA 02021

Mailing address:

PO Box 43078

Providence, RI 02940-3078

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

40 Temperance Street

Toronto, Ontario, Canada M5H 0B4

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40 rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

John McCartney

Scotiabank Investor Relations

(416) 863-7579

Rebecca Hoang

Scotiabank Investor Relations

(416) 933-0129

34	Scotiabank Fourth Quarter Press Release 2024